UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) *

(Amendment No. 3)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265308
(CUSIP Number)

Georgios Feidakis 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Athens, Greece + 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Firment Shipping Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,380,017*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,380,017*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,380,017 (see Items 3 and 5) *
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.2% (see Items 3 and 5)**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The foregoing amount includes warrants that are issued to Firment Shipping Inc. that are exercisable for 7,380,017 common shares.

 ** Percentage calculation based on (1) 27,627,674 common shares outstanding following the Issuer’s issuance of 25,000,000 common shares through (a) a private placement of an aggregate of 5,000,000 shares pursuant to a share and warrant purchase agreement dated February 8, 2017; and (b) the prepayment of an aggregate of $20,000,000 of two loan agreements through the issuance of 20,000,000 common shares, as described in the Issuer’s announcement dated February 9, 2017 filed in a Form 6-K dated February 9, 2017; and (2) warrants that are exercisable for 7,380,017 common shares that are held by Firment Shipping Inc.

1.	NAME OF REPORTING PERSONS Georgios Feidakis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,521,534*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,521,534 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,521,534 (see Items 3 and 5)*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10) 81.5% (see Items 3 and 5)**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The foregoing amount includes warrants that are issued to Firment Shipping Inc. that are exercisable for 7,380,017 common shares. Mr. Feidakis may be deemed to beneficially own 28,521,534 common shares through Firment Trading Limited and Firment Shipping Inc., both being Marshall Islands corporations controlled by Mr. Feidakis.

 ** Percentage calculation based on (1) 27,627,674 common shares outstanding following the Issuer’s issuance of 25,000,000 common shares through (a) a private placement of an aggregate of 5,000,000 shares pursuant to a share and warrant purchase agreement dated February 8, 2017; and (b) the prepayment of an aggregate of $20,000,000 of two loan agreements through the issuance of 20,000,000 common shares, as described in the Issuer’s announcement dated February 9, 2017 filed in a Form 6-K dated February 9, 2017; and (2) warrants that are exercisable for 7,380,017 common shares that are held by Firment Shipping Inc.

1.	NAME OF REPORTING PERSONS Firment Trading Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,141,517
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,141,517
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,517 (see Items 3 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (see Items 3 and 5) *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * Percentage calculation based on (1) 27,627,674 common shares outstanding following the Issuer’s issuance of 25,000,000 common shares through (a) a private placement of an aggregate of 5,000,000 shares pursuant to a share and warrant purchase agreement dated February 8, 2017; and (b) the prepayment of an aggregate of $20,000,000 of two loan agreements through the issuance of 20,000,000 common shares, as described in the Issuer’s announcement dated February 9, 2017 filed in a Form 6-K dated February 9, 2017; and (2) warrants that are exercisable for 7,380,017 common shares that are held by Firment Shipping Inc.

 ITEM 1. SECURITY AND ISSUER.

This statement constitutes Amendment No. 3 on Schedule 13D (this “Amendment”) relating to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece.

ITEM 2. IDENTITY AND BACKGROUND.

(a)       This Amendment is being filed on behalf of (i) Firment Shipping Inc., a Marshall Islands corporation (“Firment Shipping”); (ii) Firment Trading Limited, a Marshall Islands corporation (“Firment Trading”); and (iii) Georgios Feidakis, a Greek national (“Mr. Feidakis”). Firment Shipping, Firment Trading, and Mr. Feidakis are collectively referred to as the “Reporting Persons”. Mr. Feidakis controls Firment Shipping and Firment Trading, for which he exercises sole voting and investment power.

(b)       The principal business address of Firment Shipping is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Firment Trading is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece.

(c)       The principal business of each of Firment Shipping and Firment Trading is to act as an investment holding company. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe S.A. and as director and executive of several of its subsidiaries.

(d and e) None of the Reporting Persons or persons identified in this Item 2, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole director of Firment Shipping is Marios Lazarou, a citizen of Cyprus. Mr. Lazarou is an attorney and his occupation in Firment Shipping is as director/president/secretary/treasurer. The sole director of Firment Trading is Philippos Philippou, a citizen of Cyprus. Mr. Philippou is an attorney and his occupation in Firment Trading is as director/president/secretary/treasurer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2017, the Issuer entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell for $5,000,000 an aggregate of 5,000,000 shares of common stock, par value $0.004 per share, of the Issuer (the “Shares”) and warrants to purchase 25,000,000 shares of common stock of the Issuer at a price of $1.60 per share (subject to adjustment) (the “Warrants”, together with the Shares, the “Purchased Securities”) to a number of investors (the “Purchasers”) in a private placement. The Purchased Securities were issued on February 9, 2017 and the private placement with the Purchasers closed on February 9, 2017.

In addition, in connection with the closing of the private placement, the Issuer entered into two loan amendment agreements (each, a “Loan Amendment Agreement”) with each of two lenders of the Issuer.

One loan amendment agreement was entered into on February 8, 2017 by the Issuer with Firment Trading Limited (“Firment Trading”), a Marshall Islands corporation, a related party to the Issuer through common control and the lender of the outstanding loan in the principal amount of $18,523,787 to the Issuer (the “Firment Trading Credit Facility”), pursuant to which Firment Trading agreed to release (the “Firment Trading Loan Amendment”) an amount equal to $16,885,000 (but to have an amount equal to $1,638,787 remain outstanding, and to continue to accrue under the Firment Trading Credit Facility as though it were principal) of the Firment Trading Credit Facility and the Issuer issue (a) 16,885,000 shares of common stock of the Issuer (the “Firment Trading Shares”) and (b) a warrant to purchase 6,230,580 shares of common stock of the Issuer at a price of $1.60 per share (subject to adjustment) (the “Firment Trading Warrant”, together with Firment Trading Shares, the “Firment Trading Securities”).

The other loan amendment agreement was entered into on February 8, 2017 by the Issuer with Silaner Investments Limited, a Cyprus company (“Silaner”), a related party to the Issuer through common control and the lender of the outstanding loan in the principal amount of $3,189,048 to the Company (the “Silaner Credit Facility”), pursuant to which Silaner agreed to release (the “Silaner Loan Amendment”) an amount equal to the outstanding principal of $3,115,000 (but to have an amount equal to the accrued and unpaid interest of $74,048 remain outstanding, and to continue to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Issuer to issue (a) 3,115,000 shares of common stock (the “Silaner Shares”) and (b) a warrant to purchase 1,149,437 shares of common stock of the Issuer at a price of $1.60 per share (subject to adjustment) (the “Silaner Warrant”, together with Silaner Shares, the “Silaner Securities”).

Firment Trading and Silaner designated Firment Shipping as nominee to which the Firment Trading Securities and the Silaner Securities be issued and the Issuer issued to Firment Shipping the Firment Trading Securities and the Silaner Securities thus rendering Firment Shipping the holder of an aggregate of 20,000,000 Common Shares and the holder of a Warrant to Purchase, in aggregate, 7,380,017 shares of common stock of the Issuer at a price of $1.60 per share (subject to adjustment) which is exercisable for a period of 24 months starting from February 8, 2017.

ITEM 4. PURPOSE OF TRANSACTION.

Firment Shipping acquired its Common Shares in the context of a prepayment of outstanding amounts under the Firment Trading Credit Facility and the Silaner Credit Facility as described above under Item 3. Firment Shipping shall hold its Common Shares for investment purposes, and to potentially acquire more Common Shares or dispose of them. The Common Shares that Mr. Feidakis may be deemed to beneficially own are held for investment purposes, but as the Chairman of the Board of Directors of the Issuer and a significant shareholder, Mr. Feidakis may have influence over the corporate activities of the Issuer, including activities which would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a and b) Percentage calculation is based on (1) 27,627,674 common shares outstanding following the Issuer’s issuance of 25,000,000 common shares through (a) a private placement of an aggregate of 5,000,000 shares for gross proceeds of $5,000,000 pursuant to a share and warrant purchase agreement dated February 8, 2017; and (b) the prepayment of an aggregate of $20,000,000 of two loan agreements through the issuance of 20,000,000 common shares, as described in the Issuer’s announcement dated February 9, 2017 filed in a Form 6-K dated February 9, 2017 and (2) warrants that are exercisable for 7,380,017 common shares that are held by Firment Shipping.

The Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Firment Shipping may be deemed to beneficially own 27,380,017 Common Shares (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant), representing approximately 78.2% of the outstanding Common Shares. Firment Shipping has the sole power to vote and the sole power to dispose of 27,380,017 Common Shares (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant) and the shared power to vote and the shared power to dispose of 0 Common Shares.

Firment Trading may be deemed to beneficially own, has the sole power to dispose of, and has the sole power to vote 1,141,517 Common Shares, representing approximately 3.3% of the outstanding Common Shares (which percentage includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant). Firment Trading has the shared power to vote and shared power to dispose of 0 Common Shares.

Mr. Feidakis may be deemed to beneficially own 28,521,534 Common Shares, representing approximately 81.5% of the outstanding Common Shares (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant). Mr. Feidakis may be deemed to beneficially own the 27,380,017 Common Shares held through Firment Shipping, a company controlled by him (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant), and 1,141,517 Common Share held through Firment Trading, a company controlled by him.

Mr. Feidakis has the sole power to vote 0 Common Shares and the shared power to vote 28,521,534 Common Shares (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant). Mr. Feidakis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 28,521,534 Common Shares (which number includes 7,380,017 Common Shares that are issuable upon exercise of the Firment Trading Warrant and the Silaner Warrant).

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except as described herein, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons, has engaged in any transaction since the most recent filing of Schedules 13D by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The agreements and instruments pursuant to which Firment Shipping became a holder of (a) 20,000,000 Common Shares and (b) warrants to purchase in the aggregate 7,380,017 Common Shares are listed as exhibits A through E under Item 7 and are incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit F and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.	Share and Warrant Purchase Agreement dated February 8, 2017 between Globus Maritime Limited and the Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K of Globus Maritime Limited (Reg. No. 001-34985) filed on February 9, 2017)

Exhibit B.	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K of Globus Maritime Limited (Reg. No. 001-34985) filed on February 9, 2017)

Exhibit C.	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K of Globus Maritime Limited (Reg. No. 001-34985) filed on February 9, 2017)

Exhibit D.	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to the Current Report on Form 6-K of Globus Maritime Limited (Reg. No. 001-34985) filed on February 9, 2017)

Exhibit E.	Warrant dated February 8, 2017 issued to nominee of Silaner Investments Limited (incorporated by reference to Exhibit 10.7 to the Current Report on Form 6-K of Globus Maritime Limited (Reg. No. 001-34985) filed on February 9, 2017)

Exhibit F.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2017
(Date)

FIRMENT SHIPPING INC.*

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

FIRMENT TRADING LIMITED*

By:	/s/ Philippos Philippou
Name: Philippos Philippou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Persons disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).